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Washington, D.C. 20549

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SEC FILE NUMBER
8-42857

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

BBVA Securities Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1345 Avenue of the Americas, 45th Floor
(No. and Street)

New York	**New York**	**10105**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jennifer Cao **(212) 728-2354**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers LLP
(Name - if individual, state last, first, middle name)

300 Madison Avenue	**New York**	**New York**	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AFFIRMATION

We, Ignacio Gârijo-Garde and Jennifer Hong Cao, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to BBVA Securities Inc. as of and for the year ended December 31, 2004, are true and correct. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Ignacio Garijo-Garde
Chief Operating Officer

Jennifer Cao
Chief Financial Officer

Subscribed and sworn to before me on this
28th day of February, 2005.

Notary Public

BONNIE STEIGLITZ
Notary Public - State of New York
NO. 01ST5038569
Qualified in New York County
My Commission Expires 1/20/07


SEC MAIL
RECEIVED
PROCESSING
MAR 1 2005
WASH., D.C.
213
SECTION

BBVA SECURITIES INC.
(SEC I.D. No. 8-42857)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2004
AND
INDEPENDENT AUDITORS' REPORT

****

BBVA Securities Inc.
Index
December 31, 2004

Page(s)

This report contains:



PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Independent Auditors' Report

The Board of Directors and Stockholder of
BBVA Securities Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of BBVA Securities Inc. (the "Company") at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2005

BBVA Securities Inc.
Statement of Financial Condition
December 31, 2004

Assets

Cash	$ 1,892,489
Cash segregated in compliance with Federal regulations	500,000
Securities purchased under agreements to resell	20,850,000
Short-term investment	501,338
Securities owned, at fair value	11,036,863
Receivable from customers	4,024,104
Receivable from brokers, dealers and clearing organizations	2,714,527
Deposits with clearing organizations	287,345
Receivable from affiliates	5,567
Office furniture, equipment and leasehold improvements, at cost less accumulated depreciation and amortization	2,107,451
Other assets	147,833
Total assets	$ 44,067,517

Liabilities and Stockholder's Equity

Liabilities	
Securities sold, not yet purchased, at fair value	$ 455,566
Payable to customers	3,309,799
Payable to brokers and dealers	46,773
Payable to affiliate	7,625
Accrued liabilities and accounts payable	4,210,624
Other liabilities	3,711
Total liabilities	8,034,098
Stockholder's Equity:	
Common stock, $0.01 par value, 10,000 shares authorized, 1,000 shares issued and outstanding	10
Additional paid-in capital	69,164,798
Accumulated deficit	(33,131,389)
Total stockholder's equity	36,033,419
Total liabilities and stockholder's equity	$ 44,067,517

The accompanying notes are an integral part of this financial statement.

1. Introduction and Basis of Presentation

The Company
BBVA Securities Inc. (the "Company") is a wholly-owned subsidiary of BBVA Securities Holdings, S. A. ("BBVA Holdings"), a Spanish company. BBVA Holdings is a wholly-owned subsidiary of Banco Bilbao Vizcaya Argentaria, S. A. ("BBVA"), a Spanish bank. The Company is a registered broker-dealer in the United States of America under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company is engaged in investment banking, equity and fixed income trading, and institutional sales of European and emerging markets securities. For certain lines of business, primarily U.S. securities, the Company utilizes a clearing broker-dealer to settle and clear securities transactions on a fully disclosed basis. For other lines of business, primarily international securities, the Company is self-clearing.

Basis of Financial Information
The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America, which require the Company to make estimates and assumptions regarding the valuations of certain financial instruments, the outcome of litigation and other matters that affect the financial statement and related disclosures. The Company believes that the estimates utilized in the preparation of the statement of financial condition are prudent and reasonable. Actual results could differ materially from these estimates.

2. Summary of Significant Accounting Policies

Cash Segregated in Compliance with Federal Regulations

Cash of $500,000 is segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission ("SEC").

Securities Transactions
Principal transactions, commissions and related expenses are recorded on a trade-date basis as securities transactions occur. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net in the statement of financial condition.

Financial Instruments Used for Trading
Securities owned and securities sold, not yet purchased used in the Company's trading activities are recorded at fair value, and unrealized gains and losses are reflected in principal transactions revenues. Fair value is the amount at which financial instruments could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. A substantial percentage of the fair value of the Company's financial instruments owned and sold, not yet purchased is based on observable market prices.

Securities Financing Transactions
Securities purchased under agreements to resell and securities sold under agreements to repurchase are collateralized financing transactions. The agreements provide that the transferor will receive substantially the same securities in return at the maturity of the agreement and the transferor obtains from the transferee sufficient cash or collateral to purchase such securities during the term

of the agreement. These securities are carried at the amounts at which they will be subsequently resold or repurchased, plus accrued interest.

Securities borrowed and securities loaned transactions are reported as collateralized financing transactions. The borrower is required to deposit cash with the lender. The Company monitors the fair value of securities borrowed and loaned, with additional collateral obtained or refunded as necessary.

Investment Banking
Investment banking revenues and fees for mergers, acquisitions and advisory assignments are recorded when services for the transactions are determined to be completed, generally as set forth under the terms of the engagement. Transaction-related expenses, primarily consisting of legal, travel and other costs directly associated with the transaction, are deferred to match revenue recognition. Investment banking revenues are presented net of related expenses. Non-reimbursed expenses associated with advisory transactions are recorded as non-compensation expenses.

Foreign Currency Transactions
Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange.

Office Furniture, Equipment and Leasehold Improvements
Office furniture and equipment are depreciated on a straight-line basis over their estimated useful lives, up to five years. Leasehold improvements are amortized on a straight-line basis over the lesser of their useful lives or the terms of the related lease.

Income Taxes
Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recorded for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and net operating carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

3. Securities Purchased Under Agreements to Resell

The amount of securities purchased under agreements to resell reflected in the statement of financial condition represents an overnight tri-party agreement and is accounted for as a collateralized financing transaction carried at contract value. It is the policy of the Company to obtain possession of collateral with fair value equal to or in excess of the principal amount loaned under resale agreements. Collateral is held by a third party and is valued daily. The Company may require counterparties to deposit additional collateral when appropriate. As of December 31, 2004, the Company has received securities with fair values of $20,943,533 related to the resale agreement.

4. Short-Term Investment

At December 31, 2004, the Company had a time deposit with BBVA New York Branch totaling $501,338, which includes accrued interest, maturing in less than three months.

5. Securities Owned and Securities Sold, not yet Purchased

Securities owned and securities sold, not yet purchased consisted of the following:

	Owned	Sold not yet Purchased
U.S. Government Obligations	$ 9,982,446	$ -
Equity securities	1,054,417	455,566
	$ 11,036,863	$ 455,566

6. Receivable from and Payable to Customers

The amounts shown represent the receivable from and payable to customers in connection with securities transactions executed on a RVP/DVP basis. The receivable is collateralized by securities held by the Company and by others for delivery to the Company, the value of which is not reflected in the accompanying statement of financial condition.

7. Receivable from and Payable to Brokers, Dealers and Clearing Organizations

Amounts receivable from and payable to brokers, dealers and clearing organizations consisted of the following:

Securities failed to deliver	$ 15,148	-
Receivable from clearing broker	2,006,171	-
Receivable from clearing organizations	609,788	-
Net trade date adjustment	18,645	-
Fees and commissions receivable/(payable)	64,775	(46,773)
	$ 2,714,527	$ (46,773)

8. Office Furniture, Equipment, and Leasehold Improvements, at Cost

At year end, December 31, 2004, the Company's office furniture, equipment and leasehold improvements comprised of the following:

	Cost	Accumulated Depreciation	Net
Leasehold improvements	$ 2,900,240	$ (1,061,268)	$ 1,838,973
Computers and equipment	648,616	(607,629)	40,987
Furniture and fixtures	163,473	(153,981)	9,492
Software	407,853	(195,408)	212,445
Mechanical equipment	800,353	(794,798)	5,554
	$ 4,920,535	$ (2,813,084)	$ 2,107,451

9. Related Party Transactions

In the normal course of business, the Company enters into securities transactions with BBVA and other affiliated entities. Amounts related to these activities are included in the accompanying statement of financial condition.

Assets and liabilities with related parties consisted of the following:

Assets	
Cash and cash equivalents	$ 1,884,061
Receivable from customers	339,828
Receivable from clearing brokers	509,146
Commissions receivable	71,707
Other	6,905
	$ 2,811,647
Liabilities	
Payable to customers	$ 3,229,069
Commissions payable	46,773
Other	7,625
	$ 3,283,467

10. Income Taxes

Deferred income taxes have been provided for the temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities. The Company has a gross deferred tax asset, which has been fully offset by a valuation allowance. As of December 31, 2004, the deferred tax asset and corresponding valuation allowance totaled approximately $11.3 million.

The amount of Federal net operating loss carryforwards that are available for future utilization totals approximately $28.3 million. The net operating loss carryforwards begin expiring in the year 2015.

11. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, which requires that the Company maintain net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined by the Rule. As of December 31, 2004 the Company had net capital of $31,003,204, which exceeded the minimum requirement of $250,000 by $30,753,204.

Proprietary accounts held at the clearing broker ("PAIB Assets") are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the clearing broker which requires, among other things, for the clearing broker to perform a computation of PAIB assets similar to the customer reserve computation set forth in Rule 15c3-3.

12. Commitments and Contingencies

The Company leases office space under a noncancelable lease which expires on December 29, 2016. Occupancy lease agreements, in addition to base rentals, generally are subject to escalation based on certain costs incurred by the landlord.

Minimum rental commitments under the noncancelable lease agreement, excluding escalation, are as follows:

Year Ending December 31,	Total Commitment
2005	$ 612,322
2006	612,322
2007	692,890
2008	692,890
2009	692,890
Thereafter	5,253,078
	$ 8,556,392

13. Employee Benefit Plans

The Company and certain affiliates have established a cash balance pension plan. A record keeping account for each eligible employee will be credited each year with a percentage of the employee's annual compensation based on tenure. The cash balance pension plan is portable and the vested account balance may be taken by the employee upon termination.

The cash balance is payable as a lump sum or an annuity at the earliest of (a) the member's retirement date, (b) date of death or (c) other termination of employment, whichever is applicable. The benefit is based on annual pay credits, accumulating over time with interest at the rate equal to the 10 year Treasury rate published by the Internal Revenue Service for the November of the preceding year.

Additionally, the Company and certain affiliates has established an employee deferred compensation plan, which qualifies under Section 401(k) of the Internal Revenue Code covering all eligible employees.

14. Off-Balance Sheet Risk and Concentrations of Credit Risk

In the normal course of business, the Company's activities involve executions and settlements of various securities transactions as principal or agent. These activities may expose the Company to risk in the event counterparties are unable to fulfill contractual obligations. The Company's counterparties include U. S. institutional investors, brokers and dealers, international banks that are members of major regulated exchanges, and affiliates.

The Company records customer securities transactions on a settlement date basis in conformity with the settlement cycle of the respective countries. The Company is therefore exposed to off-balance sheet risk of loss on unsettled transactions in the event customers and other counterparties are unable to fulfill contractual obligations.

The Company's agreement with its clearing brokers provides that the Company assumes customer obligations in the event of non-performance.

The Company trades primarily emerging markets securities. Risks associated with emerging markets securities, attributable to political, social or economic factors, may affect the fair value of the emerging markets securities and the income generated by these activities.

For transactions in which the Company extends credit to others, the Company seeks to control the risks associated with these activities by requiring the counterparty to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels and, pursuant to such guidelines, request counterparties to deposit additional collateral, or reduce securities positions when necessary.

15. Fair Value of Financial Instruments

SFAS No. 107, "*Disclosures about Fair Value of Financial Instruments*," requires that all entities disclose the fair value of financial instruments, as defined, for both assets and liabilities recognized and not recognized in the statement of financial condition. All of the Company's financial instruments, as defined, which are recognized in the statement of financial condition, are carried at, or approximate, fair value.

* * * * * *